UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 3, 2023

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Press Releases and Announcements

On December 30, 2022, Inventiva S.A. (“Company”) began mailing its proxy card (“Proxy Card”) and Instructions for Beneficial Owners of American Depositary Shares (“Voting Instructions”) to the beneficial owners of the Company’s American Depositary Shares in connection with the Company’s Ordinary and Extraordinary General Meeting (“General Meeting”) that will be held on January 25, 2023 at 2 p.m., at Hôtel Oceania Le Jura - 14 avenue Foch - 21000 Dijon, France. A copy of the Proxy Card is attached to this Report on Form 6-K as Exhibit 99.1 and a copy of the Voting Instructions as Exhibit 99.2.

On January 3, 2023, the Company announced that the preparatory documents for the General Meeting (the “Preparatory Documents Announcement”) will be available as of January 4, 2023 and issued the statement of total voting rights and shares forming the company’s share capital as of December 19, 2022 (the “Statement of Voting Rights”). A copy of the Preparatory Documents Announcement is attached to this Report on Form 6-K as Exhibit 99.3 and a copy of the Statement of Voting Rights as Exhibit 99.4.

Incorporation by reference

This Report on Form 6-K, excluding Exhibits 99.1, 99.2, 99.3, and 99.4, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-258369) of Inventiva S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1, 99.2, 99.3, and 99.4 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Card.
99.2	Voting Instructions.
99.3	Preparatory Documents Announcement dated January 3, 2023.
99.4	Statement of Voting Rights dated January 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: January 3, 2023	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer